UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   February 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated February 21, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: February 21, 2008	By: /s/ Christine West Christine West Chief Financial Officer

PROGRESS ON PORTAL RESOURCES’ TROPEZÓN URANIUM PROJECT

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce promising results from a mapping, trenching and sampling program on its El Tropezón uranium project in the San Jorge Basin of Chubut Province, Argentina.

Initial prospecting and radiometric surveying on Portal’s El Tropezón claim located in eastern Chubut Province identified an area greater than 2 square kilometers containing anomalous grab samples and spectrometer results within the Paleocene age sandstones and conglomerates of the Salamanca Formation.  The uraniferous horizon is mostly covered by recent alluvial sediments but erosion along the northern boundary of the cover has exposed the uraniferous horizon within the underlying Salamanca Formation.  A total of 27 hand trenches were excavated and sampled along 1,850 meters of the exposed uraniferous horizon.  The trenches were established in locations previously identified as anomalous for uranium by sampling and radiometric surveying.  Assay results have been received from thirteen of the 27 trenches and indicate true thickness ranging from 0.2 to 1.5 meters with grades ranging from 26 to 494 ppm uranium.  Four of the trenches within 150 meters of the exposed horizon indicated true widths ranging from 0.2 to 0.9 meters with grades ranging from 124 to 494 ppm uranium and averaging 319 ppm uranium with a true thickness of 0.375 meters.

This area is being further evaluated to determine whether it has the potential for hosting a large low-grade uranium deposit.  The initial results are encouraging and further work is planned depending upon the remainder of the trenching results.

The San Jorge Basin hosts significant uranium mineralization within lower Cretaceous age sandstones and conglomerates of the Los Adobes Formation and Paleocene age sediments of the Salamanca Formation.  Exploration by Comisión Nacional de Energia Atómica (CNEA – the National Atomic Energy Commission of Argentina) in the basin resulted in the discovery of the Cerro Solo uranium deposit, one of the three discoveries of roll-front style uranium deposits located within 25 kilometers hosted by sandstones and conglomerates of the Los Adobes Formation.  A 1997  prefeasibility study of the Cerro Solo deposit by Nuclear Assurance Corporation for CNEA concluded that an open pit and underground mining operation would be economically viable, based on mineable reserves averaging 0.3% U3O8 (10.3M lbs recoverable U3O8) and 0.2% molybdenum (3.3 million lbs recoverable molybdenum). Note that this study is not compliant with NI 43-101.

A description of the Company’s assets including maps and photographs, can be viewed on the company’s website at www.portalresources.net.

Samples collected in the field are delivered to Acme Laboratory in Mendoza, Argentina S.A., a subsidiary of the international laboratory Acme Analytical Laboratories Limited where the samples are prepared and transported to Acme’s laboratory in Vancouver, Canada for analysis. Samples are analyzed for uranium and trace elements by ICP/MS. Mr. Alex Boronowski, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Boronowski is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.